UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10030801

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2010
WASH. D.C.
193
SECTION

SEC FILE NUMBER
8-42993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CUMERLAND BROKERAGE CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
417 NORTH 8TH STREET, SUITE 507
(No. and Street)

PHILADELPHIA	**PA**	**19123**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLENN P. SCHARF **(215) 972-0300**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

1800 JFK BOULEVARD, 20th FLOOR	**PHILADELPHIA**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **GLENN P. SCHARF**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CUMBERLAND BROKERAGE CORPORATION**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ALICE H. ROGERS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 14, 2012

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	42,181
Deposit with clearing organization		51,186
Receivable from clearing organization		24,227
Other commission receivable		1,562
Due from registered representatives		8,205
Property and equipment, net		1,601
Prepaid expenses		6,901
TOTAL ASSETS	$	135,863

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	18,436
Accrued commissions		62,185
Total liabilities		80,621
Commitments and contingencies (Notes 3 and 6)		
Shareholder's equity:		
Preferred stock, $100 par value; 5,000 shares authorized, no shares issued and outstanding		-
Common stock, $1 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		1,765,130
Accumulated deficit		(1,719,888)
Total shareholder's equity		55,242
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	135,863

See accompanying notes to financial statements.